Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

Page(s)
Report on Review of Separate Interim Financial Statements	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7

Notes to the Separate Interim Financial Statements	8-48

Report on Review of Separate Interim Financial Statements

English Translation of a Report Originally Issued in Korean on August 12, 2022

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Financial Group Inc. (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at June 30, 2022 and the related separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, and separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Company’s financial condition and results of operations.

Other Matters

We have audited the separate statement of financial position of the Group as at December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 15, 2022. The separate statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 12, 2022

Notice to Readers

This report is effective as of August 12, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS

ENDED JUNE 30, 2022 AND 2021

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	June 30, 2022	December 31, 2021

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 30)	673,097	578,725
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 6 and 8)	326,445	146,294
Loans and other financial assets at amortized cost (Notes 4, 7, 8 and 30)	1,167,089	633,110
Investments in subsidiaries (Notes 9 and 30)	22,394,915	22,144,915
Premises and equipment (Notes 10 and 30)	8,110	7,790
Intangible assets (Note 11)	5,110	5,171
Net defined benefit asset (Note 16)	1,956	1,516
Current tax assets	2,209	856
Deferred tax assets	9,762	6,454
Other assets (Note 12)	167	151

Total assets	24,588,860	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 8, 13, 18)	329	329
Debentures (Notes 4, 8 and 14)	1,447,461	1,367,429
Provisions (Note 15)	484	394
Current tax liabilities	539,558	468,305
Other financial liabilities (Notes 4, 8, 17, 30 and 31)	22,296	22,988
Other liabilities (Note 17)	547	548

Total liabilities	2,010,675	1,859,993

EQUITY (Note 19)
Capital stock	3,640,303	3,640,303
Hybrid securities	2,593,606	2,294,288
Capital surplus	10,909,281	10,909,281
Other equity	(16,825)	(3,874)
Retained earnings	5,451,820	4,824,991

Total equity	22,578,185	21,664,989

Total liabilities and equity	24,588,860	23,524,982

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month

	(Korean Won in millions, except for per share data)
Interest income	4,806	6,578	1,025	1,585
Interest expense	(7,338)	(14,521)	(6,141)	(12,313)

Net interest income (Notes 8, 21 and 30)	(2,532)	(7,943)	(5,116)	(10,728)
Fees and commissions income	327	653	201	402
Fees and commissions expense	(3,985)	(6,968)	(3,451)	(7,011)

Net fees and commissions loss (Notes 22 and 30)	(3,658)	(6,315)	(3,250)	(6,609)
Dividend income (Notes 23 and 30)	3,520	1,264,236	1,290	690,025
Reversal (Provision) of impairment losses due to credit loss (Notes 24 and 30)	196	(77)	(56)	(19)
General and administrative expenses (Notes 25 and 30)	(16,189)	(33,919)	(15,064)	(29,339)

Operating income (expense)	(18,663)	1,215,982	(22,196)	643,330
Non-operating income (expense) (Note 26)	(134)	(130)	93	95
Net income before income tax expense	(18,797)	1,215,852	(22,103)	643,425
Income tax income (expense) (Note 27)	(345)	(1,604)	109	(81)
Net income (loss)	(19,142)	1,214,248	(21,994)	643,344

Net gain (loss) on valuation of equity securities at FVTOCI	(17,655)	(14,391)	(44)	(336)
Remeasurement gain (loss) related to defined benefit plan	1,083	1,440	263	(470)

Items that will not be reclassified to profit or loss:	(16,572)	(12,951)	219	(806)

Other comprehensive income (loss), net of tax	(16,572)	(12,951)	219	(806)
Total comprehensive income (loss)	(35,714)	1,201,297	(21,775)	642,538

Earnings (Loss) per share (Note 28)
Basic and diluted earnings (loss) per share (Unit: In Korean Won)	(57)	1,611	(52)	847

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 01, 2021	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972
Total comprehensive income
Net income	—	—	—	—	643,344	643,344
Net loss on valuation of equity securities at FVTOCI	—	—	—	(336)	—	(336)
Remeasurement loss related to defined benefit plan	—	—	—	(470)	—	(470)
Transactions with owners
Dividends to common stocks	—	—	—	—	(260,016)	(260,016)
Issuance of hybrid securities	—	—	199,423	—	—	199,423
Dividends to hybrid securities	—	—	—	—	(31,550)	(31,550)
Transfer of capital surplus to retained earnings	—	(4,000,000)	—	—	4,000,000	—

June 30, 2021 (Unaudited)	3,611,338	10,874,084	2,094,745	(2,324)	5,016,524	21,594,367

January 01, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—	—	1,214,248	1,214,248
Net loss on valuation of equity securities at FVTOCI	—	—	—	(14,391)	—	(14,391)
Remeasurement gain related to defined benefit plan	—	—	—	1,440	—	1,440
Transactions with owners
Dividends to common stocks	—	—	—	—	(546,044)	(546,044)
Issuance of hybrid securities	—	—	299,318	—	—	299,318
Dividends to hybrid securities	—	—	—	—	(41,375)	(41,375)

June 30, 2022 (Unaudited)	3,640,303	10,909,281	2,593,606	(16,825)	5,451,820	22,578,185

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month periods ended June 30
	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,214,248	643,344
Adjustments to net income:
Income tax expense	1,604	81
Interest income	(6,578)	(1,585)
Interest expense	14,521	12,313
Dividend income	(1,264,236)	(690,025)

	(1,254,689)	(679,216)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	77	19
Retirement benefit	1,234	1,136
Depreciation and amortization	3,108	2,890

	4,419	4,045

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(89)	730
Other assets	(15)	(93)
Net defined benefit liability	311	2,628
Other financial liabilities	(591)	(3,547)
Other liabilities	(2)	108

	(386)	(174)

Interest income received	3,766	1,167
Interest expense paid	(14,145)	(12,200)
Dividends received	1,264,236	690,025
Income tax paid	(741)	(397)

	1,253,116	678,595

Net cash provided by operating activities	1,216,708	646,594

Cash flows from investing activities:
Net decrease on other investment assets	(460,000)	(50,000)
Acquisition of investments in subsidiaries	(250,000)	(318,385)
Acquisition of financial assets at FVTOCI	(200,000)	—
Acquisition of premises and equipment	(2,036)	(31)
Acquisition of intangible assets	(548)	(503)
Increase on guarantee deposits for leases	(142)	—

	(912,726)	(368,919)

Cash flows from financing activities:
Issuance of debentures	80,000	—
Issuance of hybrid securities	299,318	199,423
Redemption of lease liabilities	(1,509)	(1,443)
Dividends paid to hybrid securities	(41,375)	(31,550)
Dividends paid	(546,044)	(260,016)

	(209,610)	(93,586)

Net increase in cash and cash equivalents	94,372	184,089
Cash and cash equivalents, beginning of the period	578,725	69,176

Cash and cash equivalents, end of the period (Note 5)	673,097	253,265

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of June 30. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock between from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.)

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock held by Woori Financial Capital Additional shares (3.6%).

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2021 for understanding of the accompanying condensed interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2021.

1)	Amendments to K-IFRS 1103 ‘Business Combination’ –Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Company does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to K-IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Company does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract’

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Company does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to K-IFRS 2018-2020

Annual improvements of K-IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

•	K-IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’- Subsidiaries that are first-time adopters

•	K-IFRS 1109 ‘Financial Instrument’s - Fees related to the 10% test for derecognition of financial liabilities

•	K-IFRS 1041 ‘Agriculture’ - Measuring fair value

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2022 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of ‘Accounting Policy’

To define and disclose material accounting policies has been amended. These amendments apply for annual periods beginning on or after January 1,2023, and early application is permitted. The impact of the amendments on the financial statements is under review.

3)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of ‘Accounting Estimates’

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1,2023, and early application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2021, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies.

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2021, except for the methods of estimation used to determine income tax expense.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

The CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department, which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2022	December 31, 2021
Loans and other financial assets at amortized cost (*)	Banks	1,091,722	585,006
	Corporates	75,367	48,104

	Total	1,167,089	633,110

(*) Cash and cash equivalents are not included.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
	Korea	Korea
Loans and other financial assets at amortized cost	1,167,089	633,110

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2022 and December 31, 2021 (Unit: Korean Won in millions):

	June 30, 2022
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,166,489	600	1,167,089

	December 31, 2021
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	631,591	1,519	633,110

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	June 30, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	1,167,238	—	—	—	—	1,167,238	(149)	1,167,089
Banks	1,091,871	—	—	—	—	1,091,871	(149)	1,091,722
Corporates	75,367	—	—	—	—	75,367	—	75,367
General business	75,367	—	—	—	—	75,367	—	75,367

Total	1,167,238	—	—	—	—	1,167,238	(149)	1,167,089

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	633,182	—	—	—	—	633,182	(72)	633,110
Banks	585,078	—	—	—	—	585,078	(72)	585,006
Corporates	48,104	—	—	—	—	48,104	—	48,104
General business	48,104	—	—	—	—	48,104	—	48,104

Total	633,182	—	—	—	—	633,182	(72)	633,110

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	1,300,156	—	—	—	—	—	1,300,156
Financial assets at FVTOCI (*2)	—	—	—	—	—	326,445	326,445
Sub-total	1,300,156	—	—	—	—	326,445	1,626,601
Liability:
Debentures	7,843	7,843	7,843	7,843	545,778	1,060,374	1,637,524

	December 31, 2021
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	589,536	151,050	—	—	—	—	740,586
Financial assets at FVTOCI (*2)	—	—	—	—	—	146,294	146,294
Sub-total	589,536	151,050	—	—	—	146,294	886,880
Liability:
Debentures	7,072	7,072	7,072	7,072	458,230	1,072,004	1,558,522

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 675,822 million Won and 579,486 million Won as of June 30, 2022 and December 31, 2021, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	7,843	7,843	545,778	1,060,374	1,637,524
Lease liabilities	781	780	179	77	363	—	2,180
Other financial liabilities	6,571	3,021	—	3,493	7,063	—	20,148

Total	15,195	11,644	8,022	11,413	553,204	1,060,374	1,659,852

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,072	7,072	7,072	7,072	458,230	1,072,004	1,558,522
Lease liabilities	684	681	680	677	252	—	2,974
Other financial liabilities	8,495	3,872	—	1,192	6,474	—	20,033

Total	16,251	11,625	7,752	8,941	464,956	1,072,004	1,581,529

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	7,843	7,843	545,778	1,060,374	1,637,524
Lease liabilities	781	780	179	77	363	—	2,180
Other financial liabilities	6,571	3,021	—	3,493	7,063	—	20,148

Total	15,195	11,644	8,022	11,413	553,204	1,060,374	1,659,852

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,072	7,072	7,072	7,072	458,230	1,072,004	1,558,522
Lease liabilities	684	681	680	677	252	—	2,974
Other financial liabilities	8,495	3,872	—	1,192	6,474	—	20,033

Total	16,251	11,625	7,752	8,941	464,956	1,072,004	1,581,529

c)  Maturity analysis of derivative financial liabilities. The cash flow by the maturity of derivative financial liabilities as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	—	—	329	—	—	—	329

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	—	—	—	—	329	—	329

5.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Demand deposits	3,097	218,725
Fixed deposits	670,000	360,000

Total	673,097	578,725

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(14,391)	(336)
Increase in account payables related to acquisition of premises and equipment	2	—
Changes in right-of-use assets due to new contract	858	267
Changes in lease liabilities due to new contract	584	267

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

6.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Hybrid securities	326,445	146,294

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2022	December 31, 2021
Investment for political purpose	326,445	146,294

7.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Due from banks	619,852	159,928
Other financial assets	547,237	473,182

Total	1,167,089	633,110

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Due from banks in local currency:
Due from depository banks	620,000	160,000
Loss allowance	(148)	(72)

Total	619,852	159,928

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(72)	—	—	(72)
Provision of allowance for credit loss	(76)	—	—	(76)

Ending balance	(148)	—	—	(148)

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(147)	—	—	(147)
Provision of allowance for credit loss	(19)	—	—	(19)

Ending balance	(166)	—	—	(166)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	160,000	—	—	160,000
Net increase	460,000	—	—	460,000

Ending balance	620,000	—	—	620,000

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	400,000	—	—	400,000
Net increase	50,000	—	—	50,000

Ending balance	450,000	—	—	450,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Receivables	540,572	468,920
Accrued income	4,334	2,188
Lease deposits	2,299	2,049
Other assets	33	25
Allowance for credit losses	(1)	—

Total	547,237	473,182

(5)	Changes in the allowance for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions).

1)	Allowance for credit losses

For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit losses	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit losses	—	—	—	—

Ending balance	—	—	—	—

2)	Gross carrying amount

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	473,182	—	—	473,182
Net increase	74,055	—	—	74,055

Ending balance	547,237	—	—	547,237

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	219,264	—	—	219,264
Net increase	45,846	—	—	45,846

Ending balance	265,110	—	—	265,110

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

8.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	326,445	326,445
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	—	—	329	329

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	146,294	146,294
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	—	—	329	329

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Derivatives	The fair value is measured considering the price and volatility of the underlying assets using the Binomial Tree, a commonly used technique in the market	Values of underlying assets, Volatility, Risk-free market return, Corporate bond yield rate
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Value of underlying assets and volatility	14.99% ~ 18.32%	Variation of fair value increases as value of underlying assets and volatility increases.
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM), Market rate	Interest rate 1.89%~ 3.63% Market rate 3.13% ~ 5.85%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Beginning balance	Net Income (loss)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	—	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	146,294	—	(19,849)	200,000	—	—	326,445
Financial liabilities
Financial liabilities at FVTPL
Derivative liabilities	329	—	—	—	—	—	329

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Beginning balance	Net Income (loss)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	7,247	—	—	—	—	—	7,247
Financial assets at FVTOCI
Hybrid securities	149,614	—	(463)	—	—	—	149,151

(4) Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	June 30, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*1)	—	—	12,403	(11,920)
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*2)	33	(33)	—	—

(*1)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.
(*2)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*1)	—	—	5,078	(4,910)
Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*2)	33	(33)	—	—

(*1)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.
(*2)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	Fair value and carrying amount of financial liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	1,167,089	1,167,089	1,167,089
Financial liabilities:
Debentures	—	1,319,918	—	1,319,918	1,447,461
Other financial liabilities (*)	—	—	20,147	20,147	20,147

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

	December 31, 2021
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	633,110	633,110	633,110
Financial liabilities:
Debentures	—	1,361,369	—	1,361,369	1,367,429
Other financial liabilities (*)	—	—	20,033	20,033	20,033

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	June 30, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	619,852	619,852
Hybrid securities	—	326,445	—	326,445
Other financial assets	—	—	547,237	547,237

Total	—	326,445	1,167,089	1,493,534

	December 31, 2021
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	159,928	159,928
Hybrid securities	—	146,294	—	146,294
Other financial assets	—	—	473,182	473,182

Total	—	146,294	633,110	779,404

2)	Financial liabilities

	June 30, 2022		December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	1,447,461	—	1,367,429
Derivative liabilities	329	—	329	—
Other financial liabilities	—	20,147	—	20,033

Total	329	1,467,608	329	1,387,462

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the three-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Interest Income (expense)	Reversal of credit loss	Others	Total
Financial assets at FVTOCI	—	—	4,810	4,810
Loans and other financial assets at amortized cost (*)	6,578	(77)	—	6,501
Financial liabilities at amortized cost	(14,499)	—	—	(14,499)

Total	(7,921)	(77)	4,810	(3,188)

(*)	3,188 million Won interest income of cash and cash equivalents are included.

	For the six-month period ended June 30, 2021
	Interest Income (expense)	Reversal of credit loss	Others	Total
Financial assets at FVTOCI	—	—	2,580	2,580
Loans and other financial assets at amortized cost (*)	1,585	(19)	—	1,566
Financial liabilities at amortized cost	(12,282)	—	—	(12,282)

Total	(10,697)	(19)	2,580	(8,136)

(*)	388 million Won interest income of cash and cash equivalents are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

9.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Finance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Bank Co., Ltd.	Korea	437,100	Other credit finance
Woori Asset Trust Co., Ltd.	Korea	15,300	Finance
Woori Savings Bank	Korea	124,000	Savings bank business
Woori Asset Management Corp	Korea	20,000	Finance
Woori F&I Co., Ltd.	Korea	20,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	June 30, 2022			December 31, 2021
Subsidiaries	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	June 30, 2022	716,000,000	100.0	December 31, 2021
Woori Card Co., Ltd.	179,266,200	100.0	June 30, 2022	179,266,200	100.0	December 31, 2021
Woori Financial Capital Co., Ltd.	74,757,594	100.0	June 30, 2022	74,757,594	100.0	December 31, 2021
Woori Investment Bank Co., Ltd.	513,162,392	58.7	June 30, 2022	513,162,392	58.7	December 31, 2021
Woori Asset Trust Co., Ltd.	1,560,000	67.2	June 30, 2022	1,560,000	67.2	December 31, 2021
Woori Savings Bank	24,802,623	100.0	June 30, 2022	24,802,623	100.0	December 31, 2021
Woori Asset Management Corp	2,920,000	73.0	June 30, 2022	2,920,000	73.0	December 31, 2021
Woori F&I Co., Ltd.	4,000,000	100.0	June 30, 2022	—	—	—
Woori Credit Information Co., Ltd.	1,008,000	100.0	June 30, 2022	1,008,000	100.0	December 31, 2021
Woori Fund Service Co., Ltd.	2,000,000	100.0	June 30, 2022	2,000,000	100.0	December 31, 2021
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	June 30, 2022	6,000,000	100.0	December 31, 2021
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	June 30, 2022	4,000,000	100.0	December 31, 2021
Woori FIS Co., Ltd.	4,900,000	100.0	June 30, 2022	4,900,000	100.0	December 31, 2021
Woori Finance Research Institute Co., Ltd.	600,000	100.0	June 30, 2022	600,000	100.0	December 31, 2021

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd.	224,198	—	—	224,198
Woori Savings Bank	213,238	—	—	213,238
Woori Asset Management Corp	122,449	—	—	122,449
Woori F&I Co., Ltd. (*1)	—	200,000	—	200,000
Woori Credit Information Co., Ltd	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd. (*2)	7,797	50,000	—	57,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,144,915	250,000	—	22,394,915

(*1)	On January 7, 2022, Woori Financial F&I Co., Ltd. was established (100% stake, 200 billion won in stock payments) and included as a subsidiary.
(*2)	The Capital increase amount of 50,000 million Won was made in June 2022.

	For the six-month period ended June 30, 2021
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—		1,118,367
Woori Financial Capital Co., Ltd. (*1)	633,758	105,147	—	738,905
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd.	224,198	—	—	224,198
Woori Asset Management Corp	122,449	—	—	122,449
Woori Savings Bank (*2)	—	213,238	—	213,238
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	21,562,229	318,385	—	21,880,614

(*1)

After the Company acquiring 76.8% interests of Aju Capital Co., Ltd. in December 2020, Aju Capital Co. changed its name to Woori Financial Capital Co., Ltd. The Company acquired an additional 13.7% interests during the current period.

(*2)	The Company acquired 100% interests of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd. in March 2021, and the capital increase of 100,000 million Won was made in May 2021.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

10.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	2,432	3,667	6,099
Right-of-use asset	1,318	693	—	2,011

Total	1,318	3,125	3,667	8,110

	December 31, 2021
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	2,676	2,411	5,087
Right-of-use asset	2,272	431	—	2,703

Total	2,272	3,107	2,411	7,790

(2)	Details of premises and equipment (owned) as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	5,905	6,040	11,945
Accumulated depreciation	(3,473)	(2,373)	(5,846)

Net carrying amount	2,432	3,667	6,099

	December 31, 2021
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	5,583	4,323	9,906
Accumulated depreciation	(2,907)	(1,912)	(4,819)

Net carrying amount	2,676	2,411	5,087

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	2,676	2,411	5,087
Acquisitions	321	1,717	2,038
Depreciation	(565)	(461)	(1,026)

Ending balance	2,432	3,667	6,099

	For the six-month period ended June 30, 2021
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	3,779	3,233	7,012
Acquisitions	5	26	31
Depreciation	(557)	(429)	(986)

Ending balance	3,227	2,830	6,057

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	Details of right-of-use assets as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Building	Equipment and Vehicles	Total
Acquisition cost	4,858	1,186	6,044
Accumulated depreciation	(3,540)	(493)	(4,033)

Net carrying amount	1,318	693	2,011

	December 31, 2021
	Building	Equipment and Vehicles	Total
Acquisition cost	4,544	1,178	5,722
Accumulated depreciation	(2,272)	(747)	(3,019)

Net carrying amount	2,272	431	2,703

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Building	Equipment and Vehicles	Total
Beginning balance	2,272	431	2,703
New contracts	314	544	858
Termination	—	(78)	(78)
Depreciation	(1,268)	(204)	(1,472)

Ending balance	1,318	693	2,011

	For the six-month period ended June 30, 2021
	Building	Equipment and Vehicles	Total
Beginning balance	4,936	590	5,526
New contracts	—	267	267
Termination	—	(60)	(60)
Depreciation	(1,136)	(194)	(1,330)
Others	(392)	—	(392)

Ending balance	3,408	603	4,011

11.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Software	Development cost	Membership deposit	Construction in progress	Total
Acquisition cost	3,787	3,001	2,371	150	9,309
Accumulated amortization	(2,816)	(1,383)	—	—	(4,199)

Net carrying amount	971	1,618	2,371	150	5,110

	December 31, 2021
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,389	3,000	2,371	8,760
Accumulated amortization	(2,507)	(1,082)	—	(3,589)

Net carrying amount	882	1,918	2,371	5,171

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	882	1,918	2,371	—	5,171
Acquisitions	398	—	—	150	548
Amortization	(309)	(300)	—	—	(609)

Ending balance	971	1,618	2,371	150	5,110

	For the six-month period ended June 30, 2021
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	1,265	1,646	2,371	—	5,282
Acquisitions	266	—	—	237	503
Amortization	(352)	(222)	—	—	(574)

Ending balance	1,179	1,424	2,371	237	5,211

12.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Prepaid expenses	167	151

13.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Financial liabilities at FVTPL	329	329

(2)	Financial liabilities at FVTPL value are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Derivative liabilities	329	329

(3)	There are no financial liabilities designated as FVTPL among financial liabilities at FVTPL as of June 30, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.23~3.90	500,000	1.23~2.19	420,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		1,450,000		1,370,000
Deducted item:
Discounts on bonds		(2,539)		(2,571)

Total		1,447,461		1,367,429

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Asset retirement obligation	484	394

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	394	782
Increase	87	—
Amortization	3	2
Others	—	(392)

Ending balance	484	392

16.	NET DEFINED BENEFIT LIABILITY (ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Present value of defined benefit obligation	(20,407)	(20,966)
Fair value of plan assets	22,363	22,482

Net defined benefit asset	1,956	1,516

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
		2022	2021
	Beginning balance	20,966	20,083
	Transfer-in / out	634	(204)
	Current service cost	1,273	1,193
	Interest cost	304	243
Remeasurements	Financial assumptions	(2,886)	(698)
	Demographic assumptions	—	—
	Experience adjustment	713	1,175
	Retirement benefit paid	(413)	(43)
	Others	(184)	(93)

	Ending balance	20,407	21,656

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	22,482	23,592
Transfer-in / out	690	(2,115)
Interest income	342	300
Remeasurements	(187)	(171)
Retirement benefit paid	(964)	(853)

Ending balance	22,363	20,753

(4)	The fair value of plan assets as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Cash and Deposit	22,363	22,482

Meanwhile, the actual revenue of plan assets for the six-month periods ended June 30, 2022 and 2021 are 155 million Won and 129 million Won, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the three-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Current service cost	1,273	1,193
Net interest expense (income)	(39)	(57)

Cost recognized in net income	1,234	1,136

Remeasurements (*)	(1,985)	648

Cost recognized in total comprehensive income	(751)	1,784

(*)	The amount is before income tax expense effect.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	3,577	4,118
Accrued expenses	16,570	15,915
Lease liabilities	2,149	2,955

Sub-total	22,296	22,988

Other liabilities:
Other miscellaneous liabilities	547	548

Total	22,843	23,536

18.	DERIVATIVES

Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2022		December 31, 2021
	Nominal amount	Assets	Nominal amount	Assets
Equity Forwards	124,350	329	124,350	329

Derivatives are classified into financial assets at FVTPL in the statements of financial position (see Note 8, Notes 13).

19.	EQUITY

(1)	Details of equity as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Capital	3,640,303	3,640,303
Hybrid securities	2,593,606	2,294,288
Capital surplus (*1)	10,909,281	10,909,281
Other equity
Treasury stock	(26)	(26)
Accumulated other comprehensive income	(16,799)	(3,848)

Sub-Total	(16,825)	(3,874)

Retained earnings (*1) (*2) (*3)	5,451,820	4,824,991

Total	22,578,185	21,664,989

(*1)	During the prior period, 4,000,000 million won was transferred from capital surplus to retained earnings.
(*2)	The regulatory reserve for credit loss in retained earnings amounted to 2,356 million Won and 1,086 million Won as of June 30, 2022 and December 31, 2021 in accordance with the relevant regulation.
(*3)

The earned surplus reserve in retained earnings amounted to 181,860 million Won and 122,370 million Won as of June 30, 2022 and December 31, 2021 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	June 30, 2022	December 31, 2021
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million won	3,640,303 million won

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2022	December 31, 2021
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	—
Issuance cost				(6,394)	(5,712)

Total				2,593,606	2,294,288

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(2,688)	(19,849)	5,458	(17,079)
Remeasurement gain (loss) related to defined benefit plan	(1,160)	1,986	(546)	280

Total	(3,848)	(17,863)	4,912	(16,799)

	For the six-month period ended June 30, 2021
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(280)	(463)	127	(616)
Remeasurement loss related to defined benefit plan	(1,238)	(648)	178	(1,708)

Total	(1,518)	(1,111)	305	(2,324)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Beginning balance	2,356	1,086
Planned provision of regulatory reserve for credit loss	368	1,270

Ending balance	2,724	2,356

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Net income (loss) before regulatory reserve	(19,142)	1,214,248	(21,994)	643,344
Provision (reversal) of regulatory reserve for credit loss	(1,067)	368	(581)	229
Adjusted net income after the provision of regulatory reserve	(18,075)	1,213,880	(21,413)	643,115
Dividends to hybrid securities	(22,225)	(41,375)	(15,775)	(31,550)
Adjusted net income after regulatory reserve and dividends to hybrid securities	(40,300)	1,172,505	(37,188)	611,565
Adjusted EPS (Loss Per Share) after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(55)	1,610	(51)	847

(6)	There were no changes in treasury stock for the six-month periods ended June 30, 2022 and the June 30, 2021

20.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2021 were 750 Won and 546,044 million Won, respectively, approved at the regular general shareholders’ meeting held on March 25, 2022, and were paid in April, 2022.

(2)	On July 22, 2022, the Board of Directors has declared an interim dividend of 150 Won per share (109,209 million Won in total) and fixed record date as June 30, 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

21.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Interest on due from banks	4,799	6,565	1,019	1,573
Other interest income	7	13	6	12

Total	4,806	6,578	1,025	1,585

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Interest on debentures	7,327	14,499	6,126	12,282
Other interest expense	1	3	1	2
Interest on lease liabilities	10	19	14	29

Total	7,338	14,521	6,141	12,313

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

22.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Fees and commissions income	327	653	201	402

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	1,998	2,736	1,515	2,925
Others	1,987	4,232	1,936	4,086

Total	3,985	6,968	3,451	7,011

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from investments in subsidiaries	—	1,259,426	—	687,445
Dividend income recognized from FVTOCI	3,520	4,810	1,290	2,580

Total	3,520	1,264,236	1,290	690,025

24.	REVERSAL (PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal(provision) for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Reversal (Provision) of impairment loss due to credit loss on loans and other financial assets at amortized cost	196	(77)	(56)	(19)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

25.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2022		Periods ended June 30, 2021
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term	Salaries	7,420	14,816	6,268	13,158
	Employee benefits	Employee fringe benefits	3,190	6,109	2,940	4,627
	Retirement benefit service costs		557	1,234	520	1,136
	Share based payments		(100)	1,281	1,083	1,573

	Sub-total		11,067	23,440	10,811	20,494

Depreciation and amortization			1,616	3,108	1,434	2,890
Other general and administrative expenses	Rent		406	787	361	697
	Taxes and public dues		68	262	65	266
	Service charges		627	1,512	592	1,563
	Computer and IT related		1,467	2,941	1,100	2,061
	Telephone and communication		90	196	69	176
	Operating promotion		309	608	291	526
	Advertising		30	75	16	46
	Printing		16	30	26	28
	Traveling		75	96	13	33
	Supplies		39	85	30	58
	Insurance premium		48	96	(79)	(61)
	Reimbursement		253	538	266	434
	Vehicle maintenance		72	133	63	115
	Others		6	12	6	13

	Sub-total		3,506	7,371	2,819	5,955

	Total		16,189	33,919	15,064	29,339

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2022 and December 31, 2021 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 11, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		13,054 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		0.5 years
Number of shares remaining	As of June 30, 2022	77,728 shares
	As of December 31, 2021	77,728 shares
Number of shares granted (*2)	As of June 30, 2022	77,728 shares
	As of December 31, 2021	77,728 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,411 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		1.5 years
Number of shares remaining	As of June 30, 2022	189,270 shares
	As of December 31, 2021	189,270 shares
Number of shares granted (*2)	As of June 30, 2022	189,270 shares
	As of December 31, 2021	189,270 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,800 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		2.5 years
Number of shares remaining	As of June 30, 2022	239,798 shares
	As of December 31, 2021	239,798 shares
Number of shares granted (*2)	As of June 30, 2022	239,798 shares
	As of December 31, 2021	239,798 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		11,219 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		3.5 years
Number of shares remaining	As of June 30, 2022	107,179 shares
	As of December 31, 2021	—
Number of shares granted (*2)	As of June 30, 2022	107,179 shares
	As of December 31, 2021	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2022 and December 31, 2021 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 7,284 million Won and 6,003 million Won.

26.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Other non-operating income	56	61	124	126
Other non-operating expense	(190)	(191)	(31)	(31)

Total	(134)	(130)	93	95

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Others	56	61	124	126

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Donations	190	190	30	30
Loss on disposal of premises and equipment, intangible assets and other assets	—	1	1	1

Total	190	191	31	31

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

27.	INCOME TAX EXPENSE

Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Current tax expense
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	(3,308)	(224)
Tax expense (income) directly attributable to equity	4,912	305

Sub-total	1,604	81

Income tax expense	1,604	81

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

28.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Net profit (loss) attributable to Owners	(19,142)	1,214,248	(21,994)	643,344
Dividends to hybrid securities	(22,225)	(41,375)	(15,775)	(31,550)
Net income attributable to common shareholders	(41,367)	1,172,873	(37,769)	611,794
Weighted average number of common shares outstanding (Unit: million shares)	728	728	722	722
Basic EPS (Loss Per Share) (Unit: Korean Won)	(57)	1,611	(52)	847

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the six-month period ended June 30, 2022
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01~2022-06-30	728,060,549	181	131,778,959,369
Treasury stock	2022-01-01~2022-06-30	(2,324)	181	(420,644)

Sub-total (①)				131,778,538,725

Weighted average number of common shares outstanding (②=(①/181)				728,058,225

	For the six-month period ended June 30, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01~2021-06-30	722,267,683	181	130,730,450,623
Treasury stock	2021-01-01~2021-06-30	(2)	181	(362)

Sub-total (①)				130,730,450,261

Weighted average number of common shares outstanding (②=(①/181)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

29.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of June 30, 2022 and December 31, 2021, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		June 30, 2022		December 31, 2021
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

	Total	100,000	—	100,000	—

(3)

The Company decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period.

In regards to this acquisition, the Company recognized 329 million Won as derivative liabilities as of June 30, 2022 and December 31, 2021 (see Note 18).

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

30.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of June 30, 2022 and December 31, 2021, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2022 and 2021 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	June 30, 2022	December 31, 2021
Subsidiaries
Woori Bank	Cash and cash equivalents	673,097	578,725
	Other financial assets	1,091,871	585,052
	Allowance for credit losses	(148)	(72)
	Other financial liabilities	3,975	3,344
Woori Card Co., Ltd.	Other financial assets	44,431	45,267
	Other financial liabilities	202	276
Woori Financial Capital Co., Ltd.	Other financial assets	28,968	—
Woori Savings Bank	Other financial assets	109	—
Woori FIS Co., Ltd.	Other financial assets	—	1,451
	Other financial liabilities	464	436
Woori Finance Research Institute Co., Ltd.	Other financial assets	1	15
	Other financial liabilities	—	1,859
Woori Credit Information Co., Ltd.	Other financial assets	566	52
Woori Fund Service Co., Ltd.	Other financial assets	719	931
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	—	387
Woori Financial F&I Co., Ltd.	Other financial liabilities	101	—
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	89	96

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
Related party	Title of account	2022	2021
Subsidiaries
Woori Bank	Interest income	6,578	1,585
	Fees and commissions income	653	402
	Dividend income	1,175,672	680,200
	Interest expenses (*2)	12	23
	Fees and commissions expense	8	8
	Provision of impairment loss due to credit loss	77	19
	General and administrative expenses (*2)	2,008	1,803
Woori Card Co., Ltd.	Dividend income	42,736	2,580
Woori Financial Capital Co., Ltd.	Dividend income	30,414	—
Woori Savings Bank	Dividend income	2,803	—
Woori Investment Bank Co., Ltd.(*1)	Dividend income	10,263	5,132
Woori FIS Co., Ltd.	General and administrative expenses	2,669	1,861
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	3,200	3,400
Woori Credit Information Co., Ltd.	Dividend income	469	564
Woori Fund Service Co., Ltd.	Dividend income	1,100	769
Woori Asset Trust Co., Ltd	Dividend income	780	780
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	545	598

(*1)

The Company has issued hybrid capital securities amount of 300,000 million Won during the current period and Woori Investment Bank Co., Ltd purchased 30,000 million Won out of 300,000 million Won issued. The underwriting fee amount of 45 million Won is included in the issuance cost. Also, The Company has issued debentures amount of 80,000 Won during the period, and Woori Investment Bank Co., Ltd purchased 10,000 million Won out of 80,000 million Won issued. The underwriting fee amount of 10,000 million Won is included in discounts on bonds.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current period and prior period are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	June 30, 2022	December 31, 2021
Subsidiary	Woori Bank	Right-of-use assets	1,318	2,272
		Lease liabilities (*)	1,421	2,493

(*)	Cash outflows of lease liabilities redemption for the six-month periods ended June 30, 2022 and 2021 are 1,307 million Won and 1,246 million Won.

(4)	The details of loan and borrowing transactions with related parties for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korea Won in millions):

		Title of account	For the six-month periods ended June 30, 2022
Related parties (*1)			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*2)	520,000	1,825,000	1,055,000	1,290,000

(*1)

For the 300,000 million Won of hybrid securities issued during the current period, 30,000 million Won was purchased by Woori Investment Bank Co., Ltd and the entire amount was sold to the market on the date of issuance. Also, for the 80,000 million Won of debentures issued during the current period, 10,000 million Won was purchased by Woori Investment Bank Co., Ltd and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

		Title of account	For the six-month periods ended June 30, 2021
Related parties (*1)			Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*2)	450,000	880,000	650,000	680,000

(*1)

For the 200,000 million Won of hybrid securities issued during the prior period, 19,000 million Won was purchased by Woori Investment Bank Co., Ltd. and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

		For the six-month period ended June 30, 2022
Related parties		Investment (*1)	Acquisition of hybrid securities
Subsidiary	Woori Financial F&I Co., Ltd.	200,000	—
Subsidiary	Woori Financial Capital Co., Ltd.	—	200,000
Subsidiary	Woori Private Equity Asset Management Co. Ltd.	50,000	—

(*1)	During the current period, Woori Financial F&I Co., Ltd. was established (100% share ratio, 200 billion won in stock payments) and included as a subsidiary.

		For the six-month period ended June 30, 2021
Related parties		Interest of Woori Savings Bank (*1)	Interest of Woori Financial Capital Co., Ltd (*2)	Investment
Subsidiary	Woori Financial Capital Co., Ltd.	113,238	23,737	—
Subsidiary	Woori Savings Bank	—	—	100,000

(*1)	The Company acquired 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd. during the prior period.
(*2)	During the prior period, the Company acquired treasury stocks of Woori Financial Capital Co., Ltd.

(6)	There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		June 30, 2022	December 31, 2021	Warranty
Subsidiary	Woori Card Co., Ltd.	54,190	174	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Short-term employee salaries	3,486	3,216
Retirement benefit service costs	103	105
Share-based compensation	1,116	1,146

Total	4,705	4,467

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of June 30, 2022 and December 31, 2021. Liabilities related to key management compensation are 7,958 million Won and 7,550 million Won as of as of June 30, 2022 and December 31, 2021, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

31.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Lease payments:
Within one year	1,817	2,044
After one year but within five years	363	930

Total	2,180	2,974

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Cash outflows from lease	1,595	1,514

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Lease payments for which the underlying short-term lease payments	10	—
asset is of low value	76	71

There are no lease payments not included in the lease liabilities measurement, resulting from short-term leases for the six-month periods ended June 30, 2022 and 2021.

32.	EVENTS AFTER THE REPORTING PERIOD

(1)	On July 22, 2022, the Board of Directors has declared an interim dividend of 150 Won per share (109,209 million Won in total) and fixed record date as June 30, 2022.